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                                December 19, 2005



VIA: OVERNIGHT MAIL

Securities and Exchange Commission
Washington, D.C. 20549-0405
Attn:  Elaine Wolff, Branch Chief

         RE:      RESOURCE CAPITAL CORP.
                  AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-11 FILED NOVEMBER 18, 2005
                  FILE NO. 333-126517

Dear Ms. Wolff:

         On behalf of Resource Capital Corp. (the "Company"), we wish to respond to your comment letter dated December 9, 2005 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the EDGAR version of Amendment No. 4 to the registration statement.

         We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement.

Cover
-----

1. Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

         The Company supplementally advises the staff that each underwriter listed on the cover page is a managing underwriter. The Company also advises the staff that there may be an underwriting syndicate in connection with the offering and, in such case, each underwriter in the syndicate will not be listed on the cover page but will be listed in the underwriting section.




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Securities and Exchange Commission
December 19, 2005
Page 2 of 6



Summary, page 1
---------------

Our Company, page 1
-------------------

2. We note your response to comment no. 5 and the revised disclosure that your objective is to provide your stockholders with total returns over time, including stable quarterly distributions and capital appreciation, that are attractive in relation to the risks associated with an investment in your company, or risk-adjusted returns. We continue to believe that references to "attractive" total returns and "stable" distributions are business jargon and should be omitted from the summary.

         The Company has revised the first paragraph in "Our Company" at page 1, and the first paragraph of "Business" at page 81, to remove the references to "attractive" returns and "stable" distributions and, as a consequence, has also removed the references to "risk-adjusted returns." The Company has made conforming revisions throughout the prospectus.

Our Investment Portfolio, page 3
--------------------------------

3. We note your disclosures that as of September 30, 2005, your investments are consistent with your strategic target for these asset classes. For each asset class, please revise to clarify the percentage that you currently have invested in such class and how this differs from your intentions in the next twelve months.

         The Company has revised the section "Summary - Our Investment Portfolio," beginning at page 3, to disclose the percentage the Company has invested in each asset class as of September 30, 2005, and how it differs from its intended allocation in the next twelve months. The Company has made conforming changes in "Business - Investment Strategy," beginning at page 84.

External Manager, page 9
------------------------

4. We note your response to comment no. 5 and the revised disclosure that when you are simply managing your portfolio your executive officers will devote "significantly less" time to your operations. Please revise your disclosure on pages 11 and 90 to quantify "significantly less."




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Securities and Exchange Commission
December 19, 2005
Page 3 of 6


         The Company has revised the disclosure on pages 11 and 91 to quantify the amount of time the executive officers will devote to the Company's operations when the Manager is simply managing the Company's portfolio.

Distribution policy, page 16
----------------------------

5. We note your response to comment no. 7 and the revised disclosure that you funded the July distribution from uninvested proceeds of your March 2005 private offering. Please tell us the source of your $4.7 million distribution in October and please explain how the July distribution did not represent a return of capital.

         The Company supplementally advises the staff that the $4.7 million distribution in October 2005, together with the $3.2 million distribution in July 2005, did not exceed the Company's REIT taxable income for the period ended September 30, 2005; accordingly, since REIT taxable income did not exceed distributions made, there was no return of capital. The Company further supplementally advises the staff that the source of the $4.7 million distribution was cash flow from operating activities, which was $5.6 million for the three months ended September 30, 2005.

6. We note your risk factor on page 43 that discusses the risk that distributions in excess of current earnings and profits will be treated as a return of capital that will reduce the basis of investors' stock. Please revise that risk factor to discuss the risk that in connection with your July distribution you have used, and, may in the future use, offering proceeds to make distributions and the impact that investing less proceeds may have on your ability to make future distributions. In addition, please revise the risk factor to discuss the risk that you may borrow to make distributions and impact such borrowings may have on your ability to make future distributions. Further, please revise to include summary risk factor disclosure regarding this risk.

         The Company has provided disclosure regarding the risks of using offering proceeds and borrowings to fund distributions at the end of the risk factor "We have not established a minimum distribution payment level and we cannot assure you of our ability to make distributions in the future" at page 43 and has added a cross reference to this risk factor in the risk factor "If we make distributions in excess..." at page 45. The Company believes that the economic risks disclosed in the revised discussion are more compatible with the economic/financial discussion in "We have not established..." than the tax discussion in "If we make distributions in excess..." The Company has also added the requested summary risk factor on page 9.




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Securities and Exchange Commission
December 19, 2005
Page 4 of 6


Our Formation and Structure, page 19
------------------------------------


7. We note your response to comment no. 9 and the revised disclosure regarding Apidos CDO I and Apidos CDO III. Please revise to include corresponding disclosure regarding Ischus CDO II, if applicable. In addition, please tell us the status of Apidos II and identify who owns its equity interests.

         The Company has revised the disclosure in note 5 on page 20 to disclose that Ischus CDO II is a qualified REIT subsidiary.

         The Company supplementally advises the staff that the Company does not and will not own the equity interest, or any other interest, in Apidos CDO II.

Management's Discussion of Financial Condition, page 53
-------------------------------------------------------

Contractual Obligations, page 71
--------------------------------

8. We note your response to comment no. 14 and the revised disclosure. We further note that the $3.3 million listed on the table is calculated only for the next twelve months based on your current equity. Please expand your disclosure to calculate the amount based on your equity as adjusted for this offering.

         The Company has revised note 2 on page 72 to disclose the amount of the base management fee as adjusted for this offering.

Consolidated Statement of Cash Flows, page F-5
----------------------------------------------

9. We note that proceeds from borrowings on warehouse agreements are presented as a cash outflow for the three months ended September 30, 2005. It appears that the proceeds and repayments on your warehouse facilities are presented as a net amount. Please revise to present these cash inflows and outflows on a gross basis in accordance with paragraph 13 of SFAS 95.

         The Consolidated Statement of Cash Flows on page F-5 has been revised to present cash inflows and outflows from the warehouse facilities on a gross basis.




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Securities and Exchange Commission
December 19, 2005
Page 5 of 6



Additional Matters
------------------

         As previously discussed between the staff and the undersigned, the Company intends to issue warrants to existing stockholders as a dividend before the completion of the offering. Each warrant will entitle the holder to purchase one share of the Company's common stock for each 10 shares of common stock held. If an existing stockholder owns shares in other than a ten-share increment, the stockholder will receive an additional warrant. Holders of restricted shares would also receive this dividend. The warrants will have an exercise price of $15.00 per share. The warrants will not be exercisable for a period of one year following their issue date and will expire three years following their issue date. The holders of the warrants also will be the beneficiaries of registration rights with respect to the underlying common stock following expiration of the non-exercisable period.

         In its analysis of whether the dividend to existing stockholders in the form of warrants should be integrated with this offering, the Company notes the following:

              o This offering will be made to the general public for cash in a capital-raising transaction, while the issuance of the warrants will be limited to current holders of the Company's common stock for no consideration for the business purpose described in the third bullet point. The current holders are either qualified institutional buyers within the meaning of Rule 144A, accredited investors within the meaning of Rule 501(a), or officers, directors or employees of the Company, the Manager or entities affiliated with the Manager. Accordingly, this offering and the warrant issuance are being made to different classes of investors.

              o The warrant cannot be exercised for one year following issuance and, accordingly, during that period the Company will not receive any proceeds from warrant exercises. Moreover, since the warrants are exercisable at the election of the holder only, the Company cannot predict whether it will receive any proceeds from warrant exercises or, if it does, the amount or the timing of the receipt of such proceeds. Accordingly, the offerings are not being made at or about the same time. Based upon the foregoing, and upon the immediately preceding bullet point, the Company also concludes that the issuance of the warrants should not be deemed to be a financing and, even if it is deemed to be a financing, that this offering and the warrant issuance are not part of the same plan of financing.



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Securities and Exchange Commission
December 19, 2005
Page 6 of 6


              o The Company does not view the warrant dividend as a capital raising technique, as discussed in the immediately preceding bullet points, but, rather, as a means of maintaining good relations with its existing stockholders in view of the length of time over which the initial public offering process has extended. Accordingly, the Company believes that this offering and the warrant issuance are not for the same general purpose.

         The Company also believes that the warrants and the common stock in this offering are different securities. While the Company is aware that a warrant may be deemed to be an offer of the underlying security under
         Section 2(a)(3) of the Securities Act if the warrant is immediately exercisable, the Company believes that the fact that the warrant is not exercisable for one year following issuance is a significant deferral of the warrantholder's ability to exercise after issuance of the warrant and, accordingly, that the warrant should not be deemed to be a present offer of the underlying common stock. The staff has taken the position that a convertible or exercisable security that is not convertible or exercisable within one year of the date of issuance is not deemed to be a sale of the underlying security pursuant to Section 2(a)(3) of the Securities Act. See Div. of Corp. Fin., Manual of Pub. Avail. Tel. Interps., A.9. (July 1997).

         Based upon its conclusions that the warrant issuance is not part of the same plan of financing as this offering, is for a different purpose than this offering, does not involve the issuance of the same type of security, and does not involve a present offer of the underlying common stock, the Company believes that the warrant issuance and this offering should not be integrated.


                                                    Very truly yours,


                                                    /s/  J. Baur Whittlesey
                                                    ----------------------------
                                                    J. Baur Whittlesey
Enclosure

cc:      Jonathan Z. Cohen
         Lisa A. Ernst
         Larry P. Medvinsky (Facsimile: 212-878-8375)